[LETTERHEAD OF BROADWAY FINANCIAL CORPORATION]

November 7th, 2006

Ben Phippen

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: SEC Comment Letter

Dear Mr. Phippen,

I have reviewed the comment letter and noted the exceptions identified. We are in agreement with your comments and will include financial data for each of the last three and five years as specified in instructions 3a-b of the guide. In respect to the Section 302 certifications, the word “annual” will be deleted from paragraphs 2, 3 and 4 for future filings.

In 2000/2001 the Bank was under the thresholds identified in the Industry Guide 111 and therefore met the criteria in instruction 3c (showed two years financial data). We adopted this and did not change when our assets and net worth increased in the subsequent years.

We understand that the company is responsible for the adequacy and accuracy of the disclosure in the filing and have reviewed the instructions with all persons involved in the preparation of the financial data.

We also acknowledge that staff comments or changes to disclosure in response to staff comments will not prevent the commission from taking any action with respect to the filing and that the company will not use staff comments as a defense in any proceeding initiated by the commission or any person.

Again thanks for your comments and we will make the suggested changes for future filings. You may contact me at (323) 556-3224 if you have any questions.

Sincerely,

/s/ Sam Sarpong
Sam Sarpong
SVP/Chief Financial Officer